UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:
Buff (dba Frequency Rocket)

Legal status of issuer:

    Form:
    Corporation

    Jurisdiction of Incorporation/Organization:
    Wyoming

    Date of organization:
    December 7, 2020

Physical address of issuer:
10775 Double R Blvd., Ste 888
Reno, NV 89521

Website of issuer:
https://frequencyrocket.com/

Name of intermediary through which the offering will be conducted:
Mr. Crowd

CIK number of intermediary:
0001666102

SEC file number of intermediary:
7-42

CRD number:
284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 7% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Non-Voting Common Stock

Target number of securities to be offered:
10,000

Price (or method for determining price):
$1.95

Target offering amount:
19,500

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$975,000

Deadline to reach the target offering amount:
April 30, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	0	0
Cash & Cash Equivalents	0	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	0	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are “forward-looking”. You can identify these statements by the use of terms such as “believe,” “anticipate,” “expect,” “estimate,” “future,” “intend,” “may,” “ought to,” “plan,” “should,” “will,” negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the sports supplements industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the sports supplements industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the sports supplements industry;
- growth of, and risks inherent in, the sports supplements industry in USA;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our products;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Buff shall include any joint venture in which Buff holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Buff.

"Company " means Buff.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Buff.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Non-Voting Common Stock of Buff.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
Buff

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Jos Daniel

Principal Occupation:
Founder & CEO of Buff

Education:
Although Jos Daniel received a BA in Business Management from St. Francis University (1992), it was his education in Computer Systems Design and his years of applying that knowledge to problems in the entertainment industry that contributed the most to his visionary development of Celluvation and a line of products so unique as to defy typical categorization.

Working & Business Experience:
Kodak Center for Creative Imaging (1003) – Administrative Manager
Jos's mother was an artist who raised him in a creative environment that led him to appreciate creative approaches to solving practical problems. He carried that enthusiasm into his post-graduate work at the Kodak Center for Creative Imaging (1993), as they developed new approaches to digital image processing—essentially expanding ways to receive and store data. Among other things, these approaches led to computer-generated imagery, or CGI.

The Kodak Center was working hand-in-glove with the new animation and design studios of Hollywood, where CGI was playing an increasingly essential role in everything from animated feature films to special effects. Jos knew that he had to be part of this rapidly developing field—at the intersection between art and science—and spent the next 10 years working in Hollywood (1993-2003).

MGM (1994) – Home Video Technical Manager
This was an incredibly creative and productive period for Jos. He worked on creative engineering teams at the world's largest and most forward thinking production houses, while continually expanding his understanding of science and technology. At MGM, he created the DVD Division's first animated opening sequence, and experimented with Dolby Digital 5.1 to help audio catch up with video (1994).

As a computer animator, Jos used algorithms to generate special effects. The main workflow was to create many different assets that could be used for a film, such as weather, actors, background, etc. Sometimes he started with images that were generated by 3D scanning of people, existing objects, or custom-built models. Often, the programs required to achieve the desired effect didn't exist yet, so Jos had to write them.

Independent Consultant for Silicon Valley (1996-1998) – Freelance Demo Artist, Technician, Animator
After MGM, Jos became an independent consultant for Silicon Valley, working with Discreet Logic to test emerging software products and traveling around the world as their "onsite expert" in program operation (1996-1998).

Bridging the creative world of Hollywood with the science and technology world of Silicon Valley is what introduced Jos to "compositing," a process whereby many layers of film are digitally assembled and maneuvered to produce almost any desired result. It's as much art as it is science.

Research & Development

Advanced Water Formulator (2004-2005) – Chief Scientist
As one of the first computer animators in Hollywood, the hours were long and the work was draining. Coffee and energy drinks were an imperfect solution, so Jos started researching natural herbs and botanicals. Fascinated, he went to the Philippines and Hong Kong to study them in their native environment. He ended up spending three years in Southeast Asia, where he created early working versions of Celluvation (2004-2005).

He perceived things from the frame of information science: information could be moved around and re-purposed for different needs. For example, the same computer algorithm could be used for a weather pattern, a flock of birds, a crowd of people, etc. Jos wanted to program water to give people the energy they need.

Jos selected a variety of plants and other nutritional ingredients. He started with just rooibos ad baobab, and then added Amino Acids, glutathione, vitamin C, hydrogen, and collagen. All of the ingredients were layered, or composited onto the
plant base in the same way that a layer of film is composted. Today the result is Celluvation!

Product Development on Alkaline Water Technology (2005-2009) – Chief Scientist
During Jos' time in Southeast Asia, the Japanese water craze was beginning. He became really fascinated by it all, since water is the key for life. Jos also met some early pioneers in alkaline water technology, who introduced him to the idea that water has tremendous amounts of potential with energy (2005-2009).

Develop Proprietary Protocol on Water and Health Supplement (2009-2011) – Chief Scientist
Jos started applying the ideas of computer science to water to see if it could be programmed to give him more energy. They end result was it could! He was so excited by this new discovery that he kept evolving and studying water more and more. He said goodbye to unhealthy coffee and energy drinks, and hello to customized, programmed water! His curiosity, extensive research, and creative instincts led Jos to develop his proprietary protocol on water, and produce one of the first information products of its kind (2009-2011).

In Asia, Jos learned how to view health from an allopathic, homeopathic, and energetic perspective, and was taught about the many different effects of health supplements on the body. He found that different cultures labelled things in different ways, and learned to look at energy systems in the body as part of an interconnected, energetic, living ecosystem—instead of a Newtonian machine. Everything is interconnected and the glue that holds it all together is energy—which is called "Chi" in Chinese, "Prana" in Sanskrit, and other names in other cultures. Acupuncture, herbal supplements, and other traditional remedies can target this energy.

Once he understood these traditional ways of interpreting energy in the body, Jos added his own unique perspective. Rather than viewing the body's energy from a chemical/medical perspective, he looked at it all from the frame of information science. Ultimately, it is all information just being moved around and re-purposed for different needs.

Research on Adaptogens (2011-2012) – Chief Scientist
In Chinese medicine, adaptogens are natural herbs—such as ginseng—that exert a normalizing effect on the body and help it adapt to stress. They have the ability to regulate someone's system up or down, depending on his or her needs at the moment. An adaptogen can also assist different people with different needs, due to it ability to adapt.

With his background as a computer animator, this adaptability made sense to Jos. When he was creating software code, it could be applied to a variety of different needs in a film. For example, the same algorithm could be used to generate and animate a weather pattern, a flock of birds, or a crowd of people. The goal was often to mimic what was going on in nature and create energetic, adaptogenic programs. Jos was excited to explore the world of natural adaptogens (2011-2012).

Research on Data and Soil (2012-2016) – Chief Scientist

While in Asia, Jos came a across a very advanced medical diagnostic laser tool. It was able to point a beam of laser light at someone and then read the information back. In a way it worked like a sonar laser: when the light bounced back, the computer could produce an advanced diagnosis of the patient's health issues.

Jos brought in some test subjects to evaluate the laser, and found it to be very accurate. When he saw the device in action, he thought of the computer model of data in and data out. While the laser device could read memory data in, it could not read data out. He thought that this was an obvious missing piece. If it can read data, technology should be able to write data out. That is what started the whole idea of Celluvation!

Jos just needed a medium to carry the message, which is where the crystalline base nutraceutical formula comes in. When formulating a normal health product, most formulators start by selecting exotic nutritional plants. Jos did this process backwards. Rather than looking at the finished plants, he went back to the dirt. He started by identifying great soil that would provide a strong foundation for the correct plants to grow, so that they would provide a good crystalline structure. The goal of this process was to have a good hard drive to store data on. Frequencies resonate better on different substrates.

After studying the soil in many parts of the world, Jos found that the soil in Africa would be really good for what he was trying to do. The next step was to find plants that grew there, and develop a combination that would have excellent health benefits.

After exhaustive research, Jos came up with rooibos and baobab. He liked this combination very much because of how the two ingredients completed each other energetically and could store frequency very well. He was shocked to discover that no one had ever mixed these two plants in a product. Now he had a water soluble, plant-based medium to store data on.

Celluvation Cellular Rejuvenation Beauty Crystals (2016-2020) - CEO

The first version of the product was just rooibos and baobab. He then added the frequencies of 191 Amino Acids, glutathione, vitamin C, hydrogen, and collagen. All of the ingredients where layered, or composited onto the plant base in the same way that a layer of film is composted. He then gave the product to a doctor who had a great deal of experience in collagen products, 191 Amino Acids, etc. After 45 days, she said that her results were beyond amazing. Jos' product seemed to be working better than 191 Amino Acids, which are far more expensive and complicated to deal with!

The formula was refined, improved and enhanced to what the YOUTH product is today! The early first versions of the product used water as the storage medium. People where getting great results with the water, but it was complicated to make and expensive to ship. Eventually, Jos found a way to make a concentrate that could be mixed with water.

His final ingredients were: organic rooibos and baobab fruit, silica from bamboo and horsetail extract, pink ancient sea salt, L-lysine, L-proline, organic acerola cherry, and ascorbic acid, along with the frequencies of 191 Amino Acids, glutathione, vitamin C, hydrogen, and collagen. When a gram of crystal concentrate is added to 8 oz of water, the product activates, imbibing the water with vibrational frequency codes!

This product uses three different fields of science to make it work: chemistry, physics, and computer science. Celluvation actually has more in common with a software company than a nutraceutical company. Obviously, many people ask what makes Celluvation work, and are expecting a chemistry answer. What really makes the product work is physics and computer science!

No one ever thought they could drink computer code to generate results, but all the body really wants is information. It's like when Steve Jobs announced the first iPod—a small, convenient device that holds digital information for 1,000 to 2,000 songs—which was much better than carrying around a hundred CDs! The crystalline food based structure has many tracks—or frequencies—of information stored on them. You can easily carry a small, lightweight jar anywhere. When you need a dose of energy, just mix one gram of crystals with 8 oz of water and enjoy as a tea. The best results are achieved on an empty stomach.

BUFF (2020-Present) - CEO
Jos is the founder, chairman and CEO of Buff, which he founded in December 2020. Jos is responsible for setting the overall direction and product strategy for the company, overseeing the company's business and managing the sales and marketing teams.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Jos Daniel, the CEO of the Company, is the only officer in the Company. Please refer to Question 4 for information.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Jos Daniel	1,000,000	100%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:
Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$19,500**	**$546,000**
Less: Offering Expenses		
Portal Fee	$1,365	$38,220
Other Offering Expenses	$1,500	$1,500
Net Proceeds	**$16,635**	**$506,280**
Acquisition of Fixed Assets	$2,250	$225,000
Registration, Licenses, and Legal Fee	$1,000	$20,000
Testing Cost	$2,500	$25,000
Marketing Budget	$4,000	$40,000
Misc. and Unforeseen Costs	$3,500	$35,000
Working Capital	$3,385	$161,280

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL:
https://www.mrcrowd.com/portfolio

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

    a. when the minimum funding target is met prior to the Original Deadline and;

    b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

    c. the Issuer chooses to end the offering earlier than the Original Deadline and;

    d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$19,500 USD
Maximum Target	$546,000 USD
Pre-money Valuation	$1,950,000 USD
Equity Offered	0.99% - 21.88%
Securities Type	Common Stock
Regulation	Regulation CF
Closing Date	30 Apr 2022

Share Price $1.95

Shares Offered
10,000 - 280,000

Shares Issued After Offering
1,010,000 - 1,280,000

14. Do the securities offered have voting rights?
No

15. Are there any limitations on any voting or other rights identified above?
No

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Voting Common Stock:	1,000,000	1,000,000	YES	NO
Non-Voting Common Stock:	1,000,000	0	NO	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**
Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. **No anti-dilution rights**
Purchasers of the securities offered are entitled no anti-dilution rights (other than

proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
As the owners of the Non-Voting Common Stock, the principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Non-Voting Common Stock, have no voting rights over the affairs of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Important Disclaimer:
As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Buff's Non-Voting Common Stock
We use an expected Price/Earnings ("P/E") Ratio to value Buff's Non-Voting Common Stock, the security to be issued in this offering. The Board of Directors of the Company believes P/E multiple is a widely used valuation method for companies. Investors must be aware that the valuation of our Common Stock is done without an independent third-party valuation specialist.

The P/E ratio is a common measure of stock valuation. The P/E ratio is equal to a stock's price per share divided by its earnings per share. Earnings Per Share is the company's total earnings divided by the number of shares outstanding.

This section summarizes our valuation method relating to the valuation of Buff's Non-Voting Common Stock being offered. For the purpose of our analyses, the valuation date was assumed to be July 18, 2021 (the "Valuation Date"). As explained below, we have concluded that the valuation of the Company is $1.95 million or $1.95 per share. This conclusion is solely based upon our arbitrary determination, using the valuation method and assumptions discussed below.

We P/E ratio serves as a reasonable market multiple for valuing health supplement products companies like Biff. Although theP/E ratio discounts potential differences in business and operating strategies between different health supplement products companies, we believe it still serves as a good and reasonable measurement for determining value for pre-earnings companies like Social5, LLC.

Expected Earning Per Share ("EPS") of Buff

The expected Net Income for the fiscal year 2023 is expected to be $86,795. The issued number of shares of the Company as of March 1, 2020 was 1,000,000 shares. Thus, the expected Earning Per Share (EPS) of the company is **$0.0868** for fiscal year 2023.

Choice of Price/Earnings ("P/E") Ratio for Our Valuation

As shown in the table below the 5-year average P/E ratio of the S&P 500 Index from 2017 to 2021 is **26.67**. The S&P 500 Index is a stock market index that measures the stock performance of 500 large companies listed on stock exchanges in the United States. It is one of the most commonly followed equity indices and is considered to be one of the best representations of the U.S. stock market.

S&P 500 PE Ratio by Year	
Jan 1, 2021	40.3
Jan 1, 2020	24.88
Jan 1, 2019	19.6
Jan 1, 2018	24.97
Jan 1, 2017	23.59
5-Year Average	**26.67**

Valuation Method:

We use the 5-year average P/E ratio of the S&P 500 Index from 2017 to 2021 to calculate our per share value at 2023:

$0.0868 x 26.67 = $2.131

To discount the per share value at 2023 to present value (PV), we use the interest rate of U.S. 10 Year Treasury Note, which is equal to 1.297% on July 18, 2021 plus a risk premium of 10%

$$\text{PV of per share valuation} = \frac{\$2.131}{[1+(1.297\%+8\%)]^2}$$

= $1.95

The offering price of the Membership Units is <u>$1.95</u>

Assumptions:
- *the P/E ratio used above is based upon our arbitrary determination*
- *no material adverse events or material adverse changes identified in our Risk Factors Section will occur with respect to our financial condition or operations*
- *our revenue can be maintained and we will reach a point where it has a sustainable margin of profit in the future*

Investors should be aware that we make judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which may not be true and very often are beyond our control, such as the impact of competition on the Company's businesses and the industry generally, industry growth and the absence of any adverse material change in the Company's financial condition.

Methods for how the securities may be valued by the issuer in the future:

The Board of Directors of the Company believes P/E multiple is a widely used valuation method for medical devices companies and P/E multiple multiple will continually be used in valuing our securities in the future.

We may apply the following valuation metrics for the future valuation of our membership units or securities to be issued:

1. Price/Revenue and Price/Earnings Ratio of companies similar and comparable to us.
2. Recent comparable financings of companies similar and comparable to us.
3. Potential value at exit, the value can be based either on recent M&A transactions in the sector

The Board of Directors will, from time to time, review the use of valuation methods in valuing our securities to ensure a fair and reasonable estimations in different situations and different corporate stages. For example, if the Company grows in size with significant assets accumulated, valuations based on our assets could be an appropriate approach to value the Company and the securities to be issued. The Company may hire independent third parties to assist in the assessment of the valuation of value the Company and the securities to be issued in the future.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.

- Although, as Non-Voting Common Stock holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:
a. Additional Issuances of Securities
Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. Issuer Repurchases of Securities
The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. A Sale of the Issuer or of Assets of the Issuer
Although as Non-Voting Common Stock holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. Transactions with Related Parties
Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:
The issuer has no material terms of indebtedness.

25. What other exempt offerings has the issuer conducted within the past three years?

The issuer has no exempt offerings conducted in the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

       a. **any director or officer of the issuer;**

       b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

       c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

       d. **any immediate family member of any of the foregoing persons.**

No.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
The Company was incorporated on December 21, 2020 and does not have any significant operating history.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operation
Buff (dba Frequency Rocket) is a new sports supplements company incorporated in Wyoming in December 2020. Buff focuses on innovating and bringing the best sports supplements to the market. We developed an online store that will offer Zumi – a ketone supplement for high-performance athletes.

Revenues, Operating Expenses and Net Income
As of December 31, 2020, our revenues were $0.

As of December 31, 2020, our total operating expenses were $0.

As of December 31, 2020, our net income was $0.

Cash flows
As of December 31, 2020, the cash flow used in operating activities was $0. As of December 31, 2020, the cash flow from investing activities was $0 while the cash flow generated by financing activities was $0.

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources
Cash and cash equivalents consist primarily of cash on deposit with banks. As of July 20, 2021, the Company had cash and cash equivalents equal to $100.

As of December 31, 2020, the Company does not have any liabilities, material indebtedness nor any contingent liabilities.

Discussion of our financial milestones and operational, liquidity and challenges
In this offering, the Company plans to issue Non-Voting Common Stock and use the proceed to acquire

If we cannot raise $19,500, the target offering amount, we may have to raise additional funding by another round of Regulation Crowdfunding offering. However, there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the Company's business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

The Company is seeking a minimum of $19,500 in this offering. We expect that the Company's proceeds from this offering would be enough to finance its operation in the next 12 months.

The proceeds of this offering will significantly improve our financial condition and liquidity, and will allow us to expand our business in the coming two years, though we believe the proceeds of this offering does not affect the viability of our business. However, investors should be aware that our past records are not representative of the future.

We will primarily fund our operations and capital expenditure requirements from operating cash flows. We also expect to fund our operations from the proceeds of this offering and any credit facilities available to us in the future.

We may need multiple crowdfunding offerings to finance our operation and we intend to use substantially all of the net proceeds from these offerings to execute our business plan and grow our business.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security?
No

(ii) involving the making of any false filing with the Commission?
No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security?
No

(ii) involving the making of any false filing with the Commission?
No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

    (A) association with an entity regulated by such commission, authority, agency or officer?

    No

    (B) engaging in the business of securities, insurance or banking?

    No

    (C) engaging in savings association or credit union activities?

    No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

No

(ii) places limitations on the activities, functions or operations of such person?

No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?

No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

No

(ii) Section 5 of the Securities Act?

No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://frequencyrocket.com

The issuer must continue to comply with the ongoing reporting requirements until:
   a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

By: jos daniel, without prejudice; UCC 1-308

_____

[Signature Code: 8yuI2qgnJcSgqI0ttgOirfkyQcxwx0faX_aWywF2ePSOohVuzJtTOmf8gySw1PsXmILyzixet3Y5odB1LfEMOw_OHahYCg-pJA7hOoSnDIbkzWTqcdhQmP0as2rig-cldlK01Mk42XlXg6QmSq2x9A]

Jos Daniel

CEO

Date: 22 Aug 2021



Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

BUFF
Business Plan

TABLE OF CONTENTS

EXECUTIVE SUMMARY

THE MARKET OPPORTUNITY

Factors such as the rising health consciousness among both athletes and consumers, more than one in three US individuals following a specific diet or eating pattern, and the multiple benefits of ketone supplements have created an excellent opportunity for us on the market.

OUR SOLUTION/COMPETITIVE EDGE

We will offer advanced, reasonably priced nutritional products to help athletes beat fatigue and perform at their very best.

THE MARKET GROWTH

- The worldwide sports supplements industry will generate an income of $3.5 billion by 2023.
- Revenue in the global ketone market will grow at an annual rate of 6.3% to reach $640 million by 2025.

Sources:

https://www.prnewswire.com/news-releases/analysis-on-the-worlds-640m-ketones-market-2019-2025---ketone-salts-supplements-to-witness-the-fastest-growth-300974588.html

https://www.globenewswire.com/news-release/2020/05/23/2037875/0/en/Sports-Nutrition-Supplements-market-worldwide-is-projected-to-grow-by-US-3-5-Billion.html

BUSINESS OVERVIEW

INTRODUCTION

Business (Legal) Name	Buff
Doing Business As	Frequency Rocket
Year of Incorporation	2021
State of Incorporation	Wyoming
Legal Status	C Corporation
Office Address	2980 South Rainbow Boulevard Las Vegas, Nevada 89146-6531
Total No. of Owners	1 (Jos Daniel)
Website	https://frequencyrocket.com/

BRIEF DESCRIPTION

Frequency Rocket is a new sports supplements company that focuses on innovating and bringing the best sports supplements to the market.

CORE VALUES

- Having Transparency, Efficiency, and Integrity in Operations
- Maintaining High Standards of Consumer Satisfaction
- Focusing on Business Growth

PRODUCTS AND SERVICES

We will develop an online store that will offer Zumi – a ketone supplement for high-performance athletes.

MARKET ANALYSIS SUMMARY

INDUSTRIAL ANALYSIS

Nutritional Supplements Market

Growing consumer interest in active living and sports-related activities will boost nutritional supplements' demand in the coming years. Also, modern lifestyles have become accustomed to being faster paced as consumers have further prioritized convenience, which has increased the popularity of protein supplements that can be bought and consumed anywhere compared to protein powders that require more work.

Consumers are looking for strategies to fight physical and mental fatigue. As a result, they are increasingly turning to supplements and functional foods to meet their needs. This is why experts suggest the market for healthy energy will continue to be one of the largest and most successful categories in the supplement space. Nutrition Business Journal (NBJ) reports the energy category is worth about $4.3 billion, and the segment is expected to grow exponentially in the coming years.

COVID-19 Brought New Supplement Users

The COVID-19 pandemic has significantly impacted the health and wellness market as consumers reevaluate their attitudes and behaviors towards their health. FMCG Gurus' consumer insights show that 62% of global consumers state they have become more conscious of their overall health due to COVID-19. However, although COVID-19 has amplified this desire to lead a healthier lifestyle, consumers were already taking a more proactive approach to their health before the pandemic. With a growing number of consumers worldwide actively seeking new ways to boost their health in a COVID-19 environment, nutritional supplement brands see great opportunities.

Market Drivers:

> Growth in the no. of sports complexes and gymnasiums around the US

> The growing number of weight-management programs

> Rising demand for medical nutrition due to the growing cases of chronic disorders

---

Ketone Supplements Market

Consumption growth, the development of convenience foods, increased health awareness, and ketones' versatility are expected to drive the ketone industry's development. Ketone supplements are the most common type of ketone. Increased use of ketone supplements among athletes is one of the main factors expected to drive growth in the supplements space.

Over the last 12 months, the word 'keto' was the most 'googled' food-related topic worldwide.

Number of Product Launches that had a Keto Claim in the United States

Year	No. of Product Launches

2017	520
2016	300
2015	30

Rising Demand

The application of ketone salts is increasing in the US as a dietary supplement, particularly among the younger population and athletes. Companies entering this market are focusing on improving the production of ketones due to their high demand. Also, the cost of these sales is comparatively low, which further increases the products' consumption compared to the other supplement types.

Sports and Energy Drinks Market

The growing popularity of unconventional fitness activities, like yoga and aerobics, and the rising trend of participation in half and full marathons have propelled the demand for energy drinks worldwide. Additionally, as consumers become conscious about the health issues caused by the regular consumption of non-organic sports and energy drinks, several manufacturers are launching drinks containing natural ingredients, such as organic guarana and raw green coffee bean extracts.

Energy Drinks Production in the US

Market Size Growth in 2021	0.9%
Annualized Market Size Growth 2016–2021	1.7%

Sources:

HTTPS://WWW.GLOBENEWSWIRE.COM/NEWS-RELEASE/2020/03/31/2009328/0/EN/GLOBAL-DIETARY-SUPPLEMENTS-MARKET-TO-SURPASS-US-290-9-BILLION-BY-2027-OWING-TO-RISING-AWARENESS-OF-ITS-HEALTH-BENEFITS-SAYS-CMI.HTML

HTTPS://WWW.GRANDVIEWRESEARCH.COM/INDUSTRY-ANALYSIS/NUTRITIONAL-SUPPLEMENTS-MARKET

HTTPS://WWW.NUTRITIONALOUTLOOK.COM/VIEW/COVID-19-BROUGHT-NEW-SUPPLEMENT-USERS-BUT-HOW-DOES-INDUSTRY-KEEP-THEM-

HTTPS://WWW.COHERENTMARKETINSIGHTS.COM/MARKET-INSIGHT/NUTRITIONAL-SUPPLEMENTS-MARKET-3128

HTTPS://WWW.BUSINESSWIRE.COM/NEWS/HOME/20191209005549/EN/GLOBAL-NUTRITIONAL-SUPPLEMENTS-MARKET-TO-SURPASS-US-436.1-MILLION-BY-2027-%E2%80%93-COHERENT-MARKET-INSIGHTS

HTTPS://WWW.BUSINESSWIRE.COM/NEWS/HOME/20191231005119/EN/GLOBAL-KETONES-MARKET-EXPECTED-TO-GROW-WITH-A-CAGR-OF-6.3-DURING-THE-FORECAST-PERIOD-2019-2025---RESEARCHANDMARKETS.COM

HTTPS://WWW.PRNEWSWIRE.COM/NEWS-RELEASES/ANALYSIS-ON-THE-WORLDS-640M-KETONES-MARKET-2019-2025---KETONE-SALTS-SUPPLEMENTS-TO-WITNESS-THE-FASTEST-GROWTH-300974588.HTML

HTTPS://WWW.IBISWORLD.COM/INDUSTRY-STATISTICS/MARKET-SIZE/ENERGY-DRINK-PRODUCTION-UNITED-STATES/

HTTPS://OMNIACTIVES.COM/ENERGY-SUPPLEMENT-TRENDS-2020/

MARKET NEEDS AND TRENDS

- Supplement users want something eco-friendly to meet their ethical values, and 81% of consumers feel that companies should help improve the environment.
- Plant-based ingredients are propelling the demand for nutritional supplements.
- A large number of industry participants are launching their own e-commerce platforms to gain a larger market share.
- Consumers are looking for tailor-made products to support their individual needs.
- Mind enhancing "nootropic" formulas are growing in prominence, and there's an argument to be made for energy enhancing products supporting cognitive function and attention.
- Sports drink producers are developing their products by including varied ingredients and different packaging techniques like pill-shaped bottles.
- Companies are investing in innovative marketing and advertising strategies to widen their product portfolio.
- Consumers prefer supplements made from the cleanest ingredients that are lab tested, gluten-free, and non-GMO.

TARGET MARKET DESCRIPTION

Demographics of the Target Areas

	USA	Worldwide
Population	327 Million	7.8 Billion
Median Age	38.2 Years	29.6 Years
Median Household Income	$61,937	$9,733

Statistics of Potential Customers

Statistics of Athletes

- Nearly 30 million children and adolescents participate in youth sports in the United States.
- Nearly half a million NCAA student-athletes – more than ever before – compete in 24 sports every year.
- Nearly eight million students currently participate in high school athletics in the United States.

Forbes and Investopedia point out that there are roughly 5,000 professional athletes in the four largest North American sports leagues (NBA, MLB, NHL, and NFL).

Statistics of Sports and Fitness Enthusiasts

Average Percentage of US Population Engaged in Everyday Sports Activities

Year	All	Men	Women
2019	95.2%	95.6%	94.9%
2018	95.6%	96.2%	94.9%
2017	95.6%	95.6%	95.6%

Physical Activity - Statistics & Facts

Number of Americans participating in gymnastics	4.81 M

Daily Hours Spent on Sports, Exercise, and Recreation in the US



Statistics of Supplement Consumers

- 76% of US adults, more than 170 million, take dietary supplements.

- The survey has also found that vitamins/minerals are the most commonly consumed supplement category, consistent with the previous surveys.

- 75% of US adults saying they have taken these in the past twelve months. The second most popular category is specialty supplements (38 percent), followed by herbals/botanicals (29 percent), sports nutrition supplements (22 percent), and weight-management supplements (15 percent).

Consumers by Gender



Usage of Dietary Supplements among US Adults



Distribution of Diets Followed by Consumers in the United States


Others
Low-FODMAP
Dash Diet
Whole 30
Cleanse
Flexitarian
Palaeo Diet
Vegetarian or Vegan Diet
Mediterranean Diet
Weight Loss Plan
Plant-Based Diet
Ketogenic or High Fat Diet
Low-Carb Diet
Gluten-Free Diet
Intermittent Fasting
Clean Eating
0%
2%
4%
6%
8%
10%
12%

Sources:

https://datausa.io/profile/geo/united-states

https://www.worldometers.info/world-population/#:~:text=7.8%20Billion%20(2020),currently%20living)%20of%20the%20world.

https://ourworldindata.org/age-structure#:~:text=In%20the%20map%20we%20see,was%20Niger%20at%2014.9%20years.

https://www.bbc.com/news/magazine-17512040#:~:text=Once%20they%20have%20the%20total,are%20not%20normal%20US%20dollars

https://www.dcpolicycenter.org/publications/a-portrait-of-d-c-s-older-adults/

https://www.statista.com/statistics/265759/world-population-by-age-and-region/

https://news.gallup.com/poll/166211/worldwide-median-household-income-000.aspx#:~:text=WASHINGTON%2C%20D.C.%20%2D%2D%20The%20median,according%20to%20new%20Gallup%20metrics.

https://www.statista.com/statistics/829732/global-population-by-age/

http://www.ncaa.org/about/resources/research/estimated-probability-competing-college-athletics

http://www.ncaa.org/student-athletes

https://www.stopsportsinjuries.org/STOP/Resources/Statistics/STOP/Resources/Statistics.aspx?hkey=24daffdf-5313-4970-a47d-ed621dfc7b9b

https://www.ngpf.org/blog/career/question-of-the-day-what-fraction-of-us-millionaires-are-professional-athletes/#:~:text=This%202012%20article%20from%20Forbes,guaranteed%20road%20to%20becoming%20a

https://www.statista.com/topics/1749/physical-activity/

https://www.statista.com/statistics/189535/daily-average-time-spent-on-sports-and-exercise-in-the-us/

https://www.statista.com/statistics/1063196/participation-kids-sport-regular-type/

https://www.statista.com/statistics/189548/daily-engagement-of-the-us-population-in-leisure-and-sports/

https://www.pledgesports.org/2017/06/top-10-most-popular-sports-in-the-world-by-participation/

https://www.crnusa.org/resources/2017-crn-consumer-survey-dietary-supplements#:~:text=Seventy%2Dsix%20percent%20of%20U.S.,on%20behalf%20of%20the%20association.

https://www.statista.com/statistics/308332/dietary-supplement-usage-us-adults-by-region/

https://www.statista.com/statistics/993725/consumer-diet-share-us/

https://www.statista.com/statistics/993718/number-of-keto-product-launches-us/

https://www.newfoodmagazine.com/article/94320/the-rise-of-the-ketogenic-diet/

https://www.statista.com/topics/3051/sports-drinks/

https://www.statista.com/statistics/228168/energy-drinks-consumption-usa/

https://www.statista.com/statistics/639576/fitness-nutrition-product-consumption-in-us/

COMPETITIVE ANALYSIS

	Real Ketones	Perfect Keto	Prüvit
Introduction	It is the industry leader in exogenous ketone research, product development, and manufacturing practices.	Perfect Keto is a well-known keto supplements provider.	Prüvit is a worldwide leader in ketone products and technology.
Products	▪ Keto Ignite Capsules ▪ Keto Weight Loss Sleep Capsules ▪ Keto Energy Shots ▪ Others	▪ Exogenous Ketone Base ▪ Keto Collagen Protein ▪ MCT Oil Powder ▪ Snacks and Nutrition ▪ Others	▪ KETO//OS NAT® ▪ N8 MAX NAT™ BLEND ▪ C-Med 100® ▪ Keto Drinks
Online Ordering	Available	Available	Available
Strengths	▪ Its products are patented and proven. ▪ Its supplements are gluten-free, non-GMO, soy-free, and nothing artificial.	▪ Its products are made with real food ingredients to promote better health. ▪ Its products are lab tested and gluten-free.	▪ Its ingredients have a beneficial impact on healthy cell function, DNA repair, and increased amino acid production. ▪ Its supplements are the world's first and only pure therapeutic ketones made naturally.
Social Media Focus	High	High	High
Website	*www.realketones.com*	*www.perfectketo.com*	*www.pruvitnow.com*

SWOT ANALYSIS

STRENGTHS

▪ We will work with a highly trained and experienced team.

▪ We will provide our customers with an unmatched level of customer support.

WEAKNESSES

▪ We need funds to meet the initial and ongoing expenses.

▪ We need to deploy multiple marketing strategies to create awareness of our product(s).

OPPORTUNITIES

▪ Gym-goers have increased their spending on energy-boosting and weight-management supplements.

THREATS

▪ We will face healthy competition on the market.

Appendix B - RISK FACTORS

Permits and business licences
We may need to obtain certain permits and business licences from various governmental authorities. It should be noted that the requirements under these permits and business licences may change from time to time, which may give rise to compliance problems. In addition, it may be costly for the Company to comply with all changes or additions to the requirements relating to the renewal of the relevant permits and business licences. In the event that the renewal of any of these permits or business licences is not granted, the relevant Company's operations would have to cease.

Achieving business objectives
As described in the section headed "BUSINESS AND ANTICIPATED BUSINESS PLAN", the Company intends to expand its existing business. However, the Company's future development will depend, amongst other things, on the identification of attractive investment opportunities. In addition, the Company's ability to raise additional capital for its expansion is in turn affected by economic conditions in general and conditions in the capital market. Inability to raise adequate funds will hinder the Company's growth and achieving its objectives as described in the section headed "BUSINESS AND ANTICIPATED BUSINESS PLAN".

Research and development risks
One of the major emphasis of the Company's future strategy is on improving its existing sports supplements products and on developing new sports supplements products. Before commencing any particular item of research, the Company carefully considers such factors as market analysis, technology survey, research cost, the reputation of its research partners, the period of time required for research, and the probability of success, etc. However, because of the many uncertain factors such as rapid changes in market demands, the long period of time required for new products development (which usually takes 1-3 years) and heavy initial investment, there is no assurance that the research projects, either those initiated or acquired by the Company can be completed within the timeframe anticipated, or that the new product can obtain approval for production issued by relevant government authority, or that the research results can be converted into production, or that the products will be in high demand in the market.

Price fluctuation of raw materials
To a great extent, the Company relies heavily on the supplies of raw materials for the production of its products. The supplies and market price of these raw materials may be affected during periods of natural disasters, periodical reduction of output or environmental change. Such fluctuation in supplies and market prices of these raw materials may have an impact on the production cost of the Company.

Trademarks
The Company's products are being sold mainly under the trademarks of "Frequency Rocket" and "Zumi". Sales of the Company's major products under these trademarks represent the majority of the total turnover of the Company for in the future. If, for whatever reason, the Company is no longer able to use the "Frequency Rocket" and "Zumi" trademarks, the Company's operations may be adversely affected.

Product concentration

Before the launch of any new products, sales of the Company's flagship product, "Zumi", may account for100% of the Company's total turnover in the coming 1-2 years. Therefore, the Company's turnover and profits may be materially affected by any fluctuation in the demand or market price of "Zumi" or any increase in competition.

Product liability insurance
The Company has not taken out any insurance against liability for products sold or distributed by it or any indirect losses from termination of the business (such as loss of profit). The Directors confirm that the Company has never encountered any material litigation or claims from customers arising from its products. Should any product liability claim be brought against the Company, there is no assurance that it would not have an adverse effect on the reputation and/or the performance and profitability of the Company.

Use of proceeds
The business plan of the Company as described in the section headed "BUSINESS AND ANTICIPATED BUSINESS PLAN" is based on assumptions of future events which by their nature are subject to uncertainty and there is no assurance that the plans of the Company will materialize as intended. In the event that any part of the business plans of the Company does not materialize or proceed as planned, the Directors will carefully evaluate the situation and may reallocate the intended funding to other business plans and/or to new projects of the Company and/or to hold it as short term deposits so long as the Directors consider it to be in the best interest of the Company taken as a whole.

Product substitution
The substitutes of our products at prices comparable to or lower than prices of those products distributed or manufactured and sold by the Company would adversely affect the profitability of the Company.

Competition
The business of sports supplements products is very competitive. The Company is facing fierce competition in the areas of new product development, product quality and marketing. Since the Company's products are not produced with economy of scale, the Company may be placed in a disadvantaged position in competition with other big manufacturers. In recent years, many new sports supplements products producers have entered into the market and they adopt high technology to penetrate into the sports supplements market. These producers are well structured and financed and therefore, these new producers will have a competitive advantage over their competitors, including the Company.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT
of
BUFF

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Buff, a company organized and existing under the laws of the State of Wyoming ("Buff" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Buff has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the shares of non-voting common stock of Buff (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

1.1 Issue of Shares. Subject to the terms and conditions hereof, Buff hereby issues to the Subscriber, and the Subscriber hereby subscribes from Buff **[Shares Subscripted] Shares**, at a Per Share Price equal to **$1.95** (the "Share Price").

1.2 Subscription Price. The aggregate Subscription Price for the Shares is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Buff as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc., dba "Mr. Crowd" (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Buff 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Buff and such decision is based upon a review of the Form C which has been filed by Buff with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Buff in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Buff;

c. the Subscriber acknowledges and accepts the fact that the owners of the Shares are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of Buff or the composition of its board of directors. The owners of the Shares are also entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Buff;

d. Buff is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Buff from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Buff and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Buff in connection herewith being untrue in any material respect or any breach or failure by the

Subscriber to comply with any covenant or agreement made by the Subscribers to Buff in connection therewith;

f. the Subscriber acknowledges that Buff has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and Buff shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and Buff is not in any way responsible) for compliance with:

   (i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

   (ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

   3.1 The Subscriber hereby represents and warrants to and covenants with Buff (which representations, warranties and covenants shall survive the Closing) that:

   a. the Subscriber has received and carefully read this Agreement;

   b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

   c. the Subscriber is aware that an investment in Buff is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on Buff is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and Buff and depends on the advice of its legal and financial advisors and agrees that Buff will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and Buff; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by Buff. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Buff and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Buff to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Apr 2022, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Wyoming, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Buff shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Jos Daniel

_____
Name: Jos Daniel
Title:
Buff

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

<u>**BUFF**</u>

<u>**REVIEWED FINANCIAL STATEMENTS**</u>

<u>**DECEMBER 31, 2020**</u>

Prepared by:



BEMENT & COMPANY
Certified Public Accountants



BEMENT & COMPANY
Certified Public Accountants

380 N 200 W, Ste 112
Bountiful, UT 84010
Ph: 801-936-1900

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

February 13, 2021

To Management
Buff
2980 South Rainbow Boulevard
Las Vegas, Nevada 89146

We have reviewed the accompanying financial statements of Buff, which comprise the balance sheet as of December 31, 2020, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bement & Company

BUFF

BALANCE SHEET
AS OF DECEMBER 31, 2020

ASSETS

	December 31, 2020
Current assets	
Cash	$ -
Petty Cash	-
Accounts Receivable	-
Inventory	-
Employee Advances	-
Total current assets	-
Property and equipment	
Less accumulated depreciation	-
Net property and equipment	-
Other assets	-
Total other assets	-
Total assets	**$ -**

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2020
Current liabilities	
Accounts payable	$ -
Line of credit	-
Credit Cards	-
Accrued payroll	-
Accrued expenses	-
Accrued income taxes - federal	-
Accrued income taxes - state	-
Unearned revenue	-
Total current liabilities	-
Total liabilities	-

(Continued)

Unaudited - See accompanying notes and independent accountants' review report

BUFF

BALANCE SHEET
AS OF DECEMBER 31, 2020

Shareholders' equity

Opening Balance Equity	-
Owner Equity Accounts	-
Retained earnings	-
Total stockholders' equity	**-**
Total stockholders' equity and liabilities	**$ -**

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

	December 31, 2020
Revenues	
Total Sales	$ -
Total revenue	-
Cost of goods sold	-
Gross profit	-
Operating expenses	
Accounting	-
Advertising and Promotion	-
Auto & Truck Expenses	-
Bank Charges (& Merchant fees)	-
Commissions & fees	-
Dues & Subscriptions	-
Equipment Rental	-
Insurance	-
Job Materials	-
Legal & Professional	-
Meals and Entertainment	-
Office Expenses	-
Outside Services	-
Payroll	-
Rent or Lease	-
Repair & maintenance	-
Shipping & Delivery	-
Stationary & Printing	-
Supplies	-
Taxes & Licenses	-
Travel	-
Miscellaneous	-
Total operating expenses	-
Earnings (loss) from operations	-

(Continued)

Unaudited - See accompanying notes and independent accountants' review report

BUFF

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Other income (expense)

Interest income	-
Interest expense	-
Loss on disposition of fixed assets	-
Other Income (loss)	-
	-

Net income (loss) before gain in equity investments and provision for income taxes	-
Gain (loss) on related party equity investments	-
Net income (loss)	$ -

BUFF

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

	December 31, 2020
Cash flows from operating activities	
Cash received from customers	$ -
Cash paid to suppliers,vendors, and employees	-
	-
	-
Net cash provided (used) by operating activities	-
Cash flows from investing activities	-
Net cash provided (used) by investing activities	-
Cash flows from financing activities	
Owner Contributions (Distributions)	-
Net cash provided (used) by financing activities	-
Net increase (decrease) in cash and cash equivalents	-
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	**$ -**

BUFF

STATEMENT OF CHANGES IN OWNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Total
Balance at January 1, 2020	$ -
Net income (loss)	-
Owner Contributions (Distributions)	-
Balance at December 31, 2020	$ -

BUFF

NOTES TO UNAUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Buff (Company) is a Corporation formed in December 2020 in the State of Wyoming. The articles of incorporation were filed on 12/17/2020 with the incorporator listed as Tamiko Bell and the Registered Agent as Northern Sierra Services. The mailing address of the Corporation is 2980 South Rainbow Boulevard, Las Vegas, NV 89146. The purposes of the Corporation are to engage in any lawful act or activity for which a Corporation may be organized.

Revenue Recognition

Revenue is recognized on the accrual basis but there are no outstanding payments at the end of either period under review. Invoicing, payments, and services provided happen within the same reporting period.

Accounts Receivable

The Company does not have an accounts receivable balance as of December 31, 2020. As mentioned under Revenue Recognition, invoicing and payments happen within the same reporting period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash in bank accounts and cash on hand as cash and cash equivalents.

Marketing and Promotion

Marketing and promotion costs are expensed as incurred. Total marketing and promotion expenses for the year ended December 31, 2020 was $0.

Inventory

The estimated inventory balance at the end of the period was $0.

Interest Paid

For the year under review, there was no interest paid or accrued.

Property and Equipment

Property and equipment are stated at cost when acquired. Currently, there is no property or equipment on the business financial statements. Depreciation is computed using various methods based on the estimated useful lives of the assets ranging from 3 to 39 years. With the exception of certain major items, expenditures for maintenance and repairs are expensed as incurred. The capitalization limit is $500. When assets are sold or retired, the cost and accumulated depreciation are removed from the

NOTE 2 - RELATED PARTY TRANSACTIONS

There are no related party transactions to note.

NOTE 3 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date the financial statements were available to be issued which was February 13, 2021.